                                     CINRAM
                           SECOND QUARTER REPORT 2003
              UNAUDITED SECOND QUARTER ENDED JUNE 30, 2003 AND 2002


                              (PHOTO OF RACE CAR)

                                    A RECORD
                                   PERFORMANCE

                                  (CINRAM LOGO)

CINRAM ANNOUNCES 2003 SECOND QUARTER RESULTS

For the second quarter ended June 30, 2003, consolidated revenue increased by 12% to $192.2 million, up from $171.6 million in the prior year second quarter. Earnings before interest expense, investment income and income taxes (EBIT*) increased to $16.9 million, compared to $11.9 million in 2002. Net earnings increased to $11.6 million or $0.21 diluted per share, compared to $7.6 million or $0.14 diluted per share in the prior year second quarter. Cinram's 2003 second quarter results are consistent with the Company's year to date performance with all major financial performance measures showing improvements year over year.

      The home entertainment industry continues to enjoy another record year, with DVD unit shipments during the first half of 2003 increasing by 56% over the same period last year. At current rates, DVD units shipped for 2003 are expected to reach in excess of 1 billion units in the United States. With the average price of DVD players decreasing, DVD penetration rates in US households are expected to reach 50% by the end of 2003.

      The demand for DVDs continues to exceed expectations. In the 2003 second quarter, DVD sales represented 47% of consolidated revenue, up from 26% in the prior year. Accordingly, the Company has been adding DVD capacity over the past few months in order to meet the increased demand for DVD product from our customers. During the 2003 second quarter, Cinram invested $30.4 million in capital expenditures, the majority of which has been designated to increase DVD capacity in North America. In the coming weeks, this capacity expansion will be completed, and the Company will have a daily DVD capacity in excess of 1 million units.

      In the United States, second quarter revenue increased by 32%, led by a significant increase in DVD unit shipments, combined with higher distribution services revenue. In Canada, second quarter revenue decreased by 8%, as the growth in DVD unit shipments was more than offset by reduced shipments for CDs and VHS video cassettes. In Europe, revenue decreased by 8%, resulting from the sale of the Company's facility in the Netherlands in early 2003.

      Gross profit for the 2003 second quarter increased to $34.2 million from $27.4 million during the same period last year. As a percentage of revenue, gross profit increased to 18% in the 2003 second quarter, compared to 16% in the prior year second quarter. The increase in gross profit resulted from a shift in product mix to DVDs and the increased ability to manufacture DVD orders in house.

      Selling, general and administrative expense for the 2003 second quarter increased slightly to $17.4 million compared to $17.3 million during the same period last year. As a percentage of revenue, selling, general and administrative expense was 9% during the 2003 second quarter, down from 10% in the prior year period.

      As at June 30, 2003, the Company continues to maintain a strong balance sheet. Cinram's gross cash position was $175.3 million compared to $164.2 million as at December 31, 2002, and the net cash position, consisting of cash and cash equivalents less bank operating loans and long-term debt, was $134.3 million, an increase of $24.1 million from the end of 2002. The increase in the cash balance is directly attributable to the Company's strong cash flow from operations during the first half of the year.

DIVIDEND

The Board of Directors has declared a quarterly dividend of $0.03 per share, payable on September 30, 2003 to the shareholders of record at the close of business on September 15, 2003.

SUBSEQUENT EVENT

As previously announced, on July 18, 2003, Cinram International Inc. entered into a definitive agreement with AOL Time Warner Inc. to acquire its DVD and CD manufacturing and physical distribution businesses, together with certain related businesses, in the U.S. and Europe for approximately US$1.05 billion in cash. As part of the acquisition, Cinram will enter into exclusive cinram  01  2003
long term contracts with Warner Home Video, Warner Music Group and New Line Cinema to manufacture, print, package and physically distribute their DVDs and CDs in North America and Europe. The acquisition is subject to applicable regulatory approvals and other customary closing conditions and is expected to close in October of 2003. The Company has secured committed bank facilities aggregating US$1.2 billion which will be used to fund the acquisition and for other corporate purposes.

ABOUT CINRAM INTERNATIONAL INC.

Cinram International Inc. is one of the world's largest independent providers of pre-recorded multimedia products and logistic services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. Since its inception, the Company has continuously demonstrated its ability to evolve with changes in technology and consumer preferences.

CINRAM INTERNATIONAL INC. FORWARD-LOOKING STATEMENTS

Certain statements included in this release constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers and participate in such customer's migration from VHS and audio formats to DVD; the Company's ability to invest successfully in new technologies; the failure of the transaction described for any reason; the effective integration of the AOL businesses; and other factors which are described in the Company's filings with the securities commissions.

                        Three months ended June 30          Six months ended June 30
                       ---------------------------       ---------------------------
                             2003             2002             2003             2002
                       ----------       ----------       ----------       ----------
EBIT*                  $   16,940       $   11,902       $   34,587       $   18,088
Interest expense              949            1,055            2,048            2,352
Investment Income          (1,142)            (878)          (2,194)          (1,522)
Income taxes                5,503            4,150           12,173            5,698
                       ----------       ----------       ----------       ----------
Net earnings           $   11,630       $    7,575       $   22,560       $   11,560
                       ==========       ==========       ==========       ==========

* EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles ("GAAP"). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to Net earnings under GAAP as found in the table above.

/s/ Isidore Philosophe

ISIDORE PHILOSOPHE
Chief Executive Officer


                                                                cinram  02  2003

2003 MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim Management Discussion and Analysis ("MD&A") should be read in conjunction with the MD&A in the Company's Annual Report for the year ended December 31, 2002. External economic and industry factors remain substantially unchanged, unless otherwise stated.

OVERVIEW

Net earnings for the second quarter of 2003 reached $11.6 million, an increase from the prior year second quarter earnings of $7.6 million, resulting from an increase in DVD unit shipments across all regions, combined with higher distribution revenues.

      The Company's business follows a seasonal pattern, with pre-recorded media sales traditionally being higher in the fourth quarter than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate portion of total revenues is typically earned in the fourth quarter. The business seasonality results in performance for the second quarter ended June 30, 2003, which is not necessarily indicative of performance for the balance of the year.

REVENUE

2003 second quarter revenue increased 12% to $192.2 million, from $171.6 million in the prior year period. Total multimedia units shipped increased by 16% during the 2003 second quarter. The significant increase in DVD unit shipments was partially offset by unit declines for audio CD, CD-ROM, audio cassettes and VHS video cassettes. Furthermore, the Company experienced lower average selling prices for all media formats during the second quarter of 2003 as compared to the prior year period.

      2003 second quarter revenue from the home video replication/duplication segment increased to $125.6 million from $95.8 million in the prior year period. DVD revenue increased by 105% in the 2003 second quarter as consumer demand for this product continues to grow, both in North America and Europe. The growth in DVD demand during the second quarter of 2003 was offset by a 32% decrease in VHS video cassette revenue, resulting from demand for DVDs replacing demand for VHS video cassettes, and a 22% decrease in CD revenue.

      2003 second quarter revenue from the audio/ROM replication/duplication segment decreased to $40.9 million from $55.7 million in the prior year period. Audio CD revenue decreased 22%, resulting from lower unit shipments combined with declining average selling prices. CD-ROM revenue decreased 20% from the second quarter of last year, resulting from a decrease in demand from the internet service provider market. Audio cassette revenue decreased 58% in the second quarter of 2003 compared to the prior year period, as sales for this format continue to decline throughout the industry.

GEOGRAPHIC SEGMENTS

NORTH AMERICA

North American revenue increased 19% to $151.0 million in the second quarter of 2003, up from $126.8 million in the second quarter of 2002, driven by revenue growth in the United States, offset by revenue declines in Canada.

      In the United States, revenue increased 32% in 2003 from the second quarter of 2002, reflecting continued growth in DVD unit shipments, combined with an increase in distribution services revenue. The Company expects this trend to continue given the growing consumer demand for DVDs. During the 2003 second quarter, increased DVD revenue was partially offset by revenue declines for CD, audio cassette and VHS video cassette. As a result, U.S. revenues represented 58% of consolidated revenue, up from 49% in the prior year.

cinram  03  2003

      In Canada, 2003 second quarter revenue decreased 8%, reflecting additional business from new DVD and distribution contracts being more than offset by lower demand for CDs, audio cassettes and VHS video cassettes, combined with lower selling prices. During the second quarter of 2003, revenue from Canadian operations represented 18% of consolidated revenues, compared to 22% in the prior year.

      In Mexico, 2003 second quarter revenue remained consistent with prior year levels and represented 3% of consolidated sales during the quarter, consistent with 2002.

EUROPE

In Europe, revenue decreased 8% to $41.2 million in the second quarter of 2003, down from $44.8 million in the prior year comparable period, resulting from the sale of the Company's facility in The Netherlands in early 2003. Excluding revenue from this facility, revenues for Europe increased 8%, resulting from the increased demand for DVD and distribution services. European revenue represented 21% of consolidated sales, down from 26% in the prior year.

      In terms of individual territories, revenue in the UK increased by 21% in the second quarter of 2003, resulting from an increase in DVD unit sales.

      In France, 2003 second quarter revenue increased by 4% in comparison to prior year levels, due to increases in both DVD unit shipments and distribution services revenue.

INDUSTRY SEGMENTS

Cinram's home video segment, consisting of DVDs and VHS videocassettes, represented $125.6 million of revenue in the 2003 second quarter, increasing from $95.8 million in the prior year comparable period. This segment accounted for 65% of consolidated revenue, an increase from 56% in the prior year.

      DVD revenue increased 105% to $90.7 million from $44.2 million in the prior year, reflecting increased consumer demand for this product across all geographic regions, especially in the United States. DVD revenue represents 47% of consolidated revenue in the second quarter of 2003, up from 26% in the second quarter of 2002.

      Video cassette revenue decreased by 32% to $33.2 million in the second quarter of 2003, down from $49.0 million in the prior year, reflecting a decrease in both unit shipments and selling prices. VHS video cassette revenue represents 17% of consolidated revenue for the second quarter of 2003, down from 29% in the prior year period.

      Revenue from Cinram's audio/ROM segment, consisting of audio CD, CD-ROM and audio cassette, totaled $40.9 million in the second quarter of 2003, decreasing from $55.7 million in the prior year comparable period. This segment accounted for 21% of consolidated revenue during the 2003 second quarter, a decrease from 32% in the prior year, as the Company experienced reduced unit sales for audio CD, CD-ROM and audio cassette.

      Audio CD revenue decreased 22% in the second quarter of 2003 from the prior year comparable period due to declining selling prices. CD-ROM revenue decreased 20% during the 2003 second quarter compared to the prior year period, driven by reduced orders associated with the internet service provider market.

      Audio cassette revenue decreased 58% in the 2003 second quarter, as the Company completed the sale of its audio and video cassette facility in the Netherlands in early 2003. This facility accounted for 50% of Cinram's audio cassette revenue in the second quarter of 2002.

      Distribution and fulfillment services revenue (included in "other" segment) increased by 67% in the second quarter of 2003, compared to the same period last year. The Company provides these services in addition to manufacturing, as these services continue to be a key driver of business, as well as a major influence in the Company's ability to secure significant new contracts.

                                                                cinram  04  2003

2003 MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                                     (continued)

GROSS PROFIT

Gross profit was $34.2 million for the 2003 second quarter, compared to $27.4 million in the prior year comparable period. As a percentage of sales, gross profit increased to 18%, compared to 16% over the past year. The increase is the result of the continued shift in product mix towards DVDs which provide higher margins on a per unit basis.

      Amortization expense from capital assets decreased to $17.1 million in the 2003 second quarter, compared to $18.0 million in the prior year period, resulting in part to the reduced asset base in Europe following the sale of the facility in the Netherlands early in 2003.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses increased from the prior year, totaling $17.4 million in the second quarter of 2003, compared to $17.3 million in the prior year. As a percentage of sales, selling, general and administrative expenses was 9% in the 2003 second quarter, compared to 10% in the same period last year.

INTEREST EXPENSE

Interest expense decreased to $0.9 million in the second quarter of 2003, compared to $1.1 million in 2002, resulting from the reduction in capital lease obligations associated with the sale of the facility in The Netherlands.

INVESTMENT INCOME

Investment income increased to $1.1 million in the second quarter of 2003, compared to $0.9 million in the second quarter of 2002, resulting from higher average cash balances.

INCOME TAXES

The Company's effective tax rate for the second quarter of 2003 is 32%, compared to an effective rate of 35% in the comparable prior year period. The lower effective tax rate reflects reduced tax rates in certain jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2003, the Company's net cash position, consisting of cash and cash equivalents less bank operating loans and long-term debt, was $134.3 million compared to $110.2 million at December 31, 2002. This increase in the net cash position is the result of cash flow from operations during the first six months of 2003.

      The Company's working capital position was $174.4 million at the end of the 2003 second quarter, down from $186.1 million as at December 31, 2002 resulting from the significant capital expenditure made during the first half of 2003. Earnings before interest expense, investment income and income taxes (EBIT*) was $16.9 million during the 2003 second quarter, compared to $11.9 million in the second quarter of 2002.

      During the second quarter of 2003, Cinram invested $30.4 million in capital assets, the majority earmarked for increased DVD capacity in North America, as the Company is significantly increasing capacity this year.

RISKS AND UNCERTAINTIES

The risks and uncertainties faced by the Company are substantially the same as those disclosed in the MD&A section of its December 31, 2002 Annual Report and those disclosed in the press release dated August 11, 2003 under the Section Cinram International Inc. forward looking statements.


cinram  05  2003

      On July 18, 2003, Cinram International Inc. entered into a definitive agreement with AOL Time Warner Inc. to acquire its DVD and CD manufacturing and physical distribution businesses, together with certain related businesses, in the U.S. and Europe for approximately US$1.05 billion in cash. As part of the acquisition, Cinram will enter into exclusive long term contracts with Warner Home Video, Warner Music Group and New Line Cinema to manufacture, print, package and physically distribute their DVDs and CDs in North America and Europe. The acquisition is subject to applicable regulatory approvals and other customary closing conditions and is expected to close in October of 2003. The Company has secured committed bank facilities aggregating US$1.2 billion which will be used to fund the acquisition and for other corporate purposes.

                       Three months ended June 30         Six months ended June 30
                      ---------------------------      ---------------------------
                            2003             2002            2003             2002
                      ----------       ----------      ----------       ----------
EBIT*                 $   16,940       $   11,902      $   34,587       $   18,088
Interest expense             949            1,055           2,048            2,352
Investment Income         (1,142)            (878)         (2,194)          (1,522)
Income taxes               5,503            4,150          12,173            5,698
                      ----------       ----------      ----------       ----------
Net earnings          $   11,630       $    7,575      $   22,560       $   11,560
                      ==========       ==========      ==========       ==========

* EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles ("GAAP"). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.




                                                                cinram  06  2003

CONSOLIDATED BALANCE SHEETS

                                               (stated in thousands of Canadian dollars)
                                               -----------------------------------------
                                                             (UNAUDITED)
June 30, 2003 and December 31, 2002                                2003             2002
                                                             ----------       ----------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                $  175,333       $  164,216
    Accounts receivable                                         198,063          223,385
    Inventories                                                  29,119           63,063
    Prepaid expenses                                              4,304           11,137
    Future income taxes                                           7,885            8,905
                                                             ----------       ----------
                                                                414,704          470,706

Capital assets                                                  289,206          298,345
Assets under capital lease                                        8,838           13,300
Goodwill                                                          6,249            6,789
Other assets                                                     23,833           40,553
                                                             ----------       ----------
                                                             $  742,830       $  829,693
                                                             ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable and accrued liabilities                 $  223,164       $  257,464
    Income taxes payable                                          5,635           13,602
    Current portion of long-term debt                            10,330           11,977
    Current portion of obligations under capital leases           1,222            1,569
                                                             ----------       ----------
                                                                240,351          284,612
Long-term debt                                                   30,711           42,012
Obligations under capital leases                                  7,875           16,318
Future income taxes                                              23,354           26,581

SHAREHOLDERS' EQUITY:
    Capital stock (note 2)                                      245,139          240,408
    Contributed surplus                                             182              182
    Retained earnings                                           212,968          193,734
    Foreign currency translation adjustment                     (17,750)          25,846
                                                             ----------       ----------
                                                                440,539          460,170
Subsequent event (note 6)
                                                             ----------       ----------
                                                             $  742,830       $  829,693
                                                             ==========       ==========

See accompanying notes to consolidated financial statements.



cinram  07  2003

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, stated in thousands of Canadian dollars, except per share amounts)

                                                              Three months ended June 30          Six months ended June 30
                                                             ---------------------------       ---------------------------
                                                                   2003             2002             2003             2002
                                                             ----------       ----------       ----------       ----------
Revenue                                                      $  192,188       $  171,570       $  387,294       $  353,003
Cost of goods sold                                              158,023          144,179          319,113          300,691
                                                             ----------       ----------       ----------       ----------
Gross profit                                                     34,165           27,391           68,181           52,312

Selling, general and
  administrative expenses                                        17,429           17,303           35,444           35,507
Exchange gain on foreign
  currency balances                                                (204)          (1,814)          (1,850)          (1,283)
                                                             ----------       ----------       ----------       ----------
Earnings before interest expense,
  investment income and income taxes                             16,940           11,902           34,587           18,088
Interest expense on long-term debt                                  785              793            1,677            1,520
Interest expense on capital leases                                  147              228              299              449
Interest expense - other                                             17               34               72              383
Investment income                                                (1,142)            (878)          (2,194)          (1,522)
                                                             ----------       ----------       ----------       ----------
Earnings before income taxes                                     17,133           11,725           34,733           17,258
                                                             ----------       ----------       ----------       ----------
Income taxes                                                      5,503            4,150           12,173            5,698
                                                             ----------       ----------       ----------       ----------
Net earnings                                                     11,630            7,575           22,560           11,560
                                                             ----------       ----------       ----------       ----------
Retained earnings,
  beginning of period                                           203,007          146,558          193,734          143,670
Dividends declared                                               (1,669)          (1,103)          (3,326)          (2,200)
                                                             ----------       ----------       ----------       ----------
Retained earnings, end of period                             $  212,968       $  153,030       $  212,968       $  153,030
                                                             ==========       ==========       ==========       ==========

Earnings per share (note 4):
Basic                                                        $     0.21       $     0.14       $     0.41       $     0.21
Diluted                                                      $     0.21       $     0.14       $     0.40       $     0.21
                                                             ==========       ==========       ==========       ==========

Weighted average number of shares outstanding (note 4):
Basic (in thousands)                                             55,450           54,973           55,324           54,914
Diluted (in thousands)                                           56,111           55,342           55,734           55,177
                                                             ==========       ==========       ==========       ==========



See accompanying notes to consolidated financial statements.

                                                                cinram  08  2003

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, stated in thousands of Canadian dollars)

                                          Three months ended June 30          Six months ended June 30
                                         ---------------------------       ---------------------------
                                               2003             2002             2003             2002
                                         ----------       ----------       ----------       ----------
Cash provided by (used in):
OPERATIONS:
Net earnings                             $   11,630       $    7,575       $   22,560       $   11,560
Items not involving cash:
    Amortization                             17,101           18,034           33,727           34,033
    Loss (gain) on disposition
      of capital assets                          32               --             (185)              --
    Unrealized foreign exchange              (5,357)          (4,304)         (12,487)          (4,367)
Net change in non-cash
  working capital                            (2,692)           4,221            9,073           43,102
                                         ----------       ----------       ----------       ----------
                                             20,714           25,526           52,688           84,328

FINANCING:
Decrease in bank loans                           --               --               --           (8,517)
Increase in long-term debt                       --           20,964               --           18,805
Repayment of long-term debt                  (2,591)              --           (5,560)              --
Decrease in obligations
  under capital lease                          (329)            (104)            (612)            (954)
Issuance of common shares                     4,731            1,732            4,731            1,964
Dividends paid                               (1,669)          (1,103)          (3,326)          (2,200)
                                         ----------       ----------       ----------       ----------
                                                142           21,489           (4,767)           9,098

INVESTMENTS:
Purchase of capital assets                  (30,411)         (25,140)         (41,268)         (29,527)
Proceeds on disposition
  of capital assets                             319               --              700               --
Decrease (increase) in other assets           6,635          (20,294)          16,720          (17,194)
                                         ----------       ----------       ----------       ----------
                                            (23,457)         (45,434)         (23,848)         (46,721)
Foreign exchange gain/(loss) on
  cash held in foreign currencies            (5,051)              77          (12,956)             964
                                         ----------       ----------       ----------       ----------
Increase (decrease) in cash and
  cash equivalents                           (7,652)           1,658           11,117           47,669
Cash and cash equivalents,
  beginning of period                       182,985          137,890          164,216           91,879
                                         ----------       ----------       ----------       ----------
Cash and cash equivalents,
  end of period                          $  175,333       $  139,548       $  175,333       $  139,548
                                         ==========       ==========       ==========       ==========
Supplemental Cash Flow Information:
    Interest paid                        $      826       $    1,173       $    1,763       $    2,151
    Income taxes paid                    $   12,373       $      937       $   20,663       $    6,798
                                         ==========       ==========       ==========       ==========

See accompanying notes to consolidated financial statements.



cinram  09  2003

                               Three and six months ended June 30, 2003 and 2002 (unaudited, stated in thousands of Canadian dollars, except common shares and per share information)


NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES

      These unaudited interim consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements, and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements for the year ended December 31, 2002.

            The unaudited interim consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present fairly the financial position of Cinram International Inc. (the "Company") as of June 30, 2003 and the results of operations and cash flows for the three and six months then ended.

            The Company's business follows a seasonal pattern, with pre-recorded media sales traditionally being higher in the fourth quarter than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate portion of total revenues is typically earned in the fourth quarter. The business seasonality results in performance for the second quarter ended June 30, 2003, which is not necessarily indicative of performance for the balance of the year.

            The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in note 1 to the December 31, 2002 audited consolidated financial statements, except as follows:

      GUARANTEES:

      (a) Effective January 1, 2003, the Company implemented Accounting Guideline 14 "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. Under this Guideline, a guarantee is defined as a contract or indemnification agreement, which requires the Company to make payments (cash, financial instruments, other assets, the Company's own shares or the provision of services) to a third party contingent on future events. These payments are contingent on either (i) changes in an underlying interest rate, security price, commodity price, foreign exchange rate or other variables that are related to an asset, liability or an equity security of the guaranteed party, or (ii) the failure of another party to pay its indebtedness when due (a "Guarantee"). The disclosures are required even when the likelihood of the guarantor having to make any payments under the Guarantee is remote.

                  The Company provides routine indemnifications, whose terms range in duration and often are not explicitly defined. The maximum amount from these indemnification's cannot be reasonably estimated. In some cases the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these type of indemnifications.

                                                                cinram  10  2003

                               Three and six months ended June 30, 2003 and 2002 (unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
                                                                     (continued)

2.    CAPITAL STOCK:

      The following table summarizes information on Capital Stock and related matters at June 30, 2003:

                                     Outstanding     Exercisable
                                     -----------     -----------
      Warrants                         1,700,000       1,700,000
      Common shares                   55,814,959      55,814,959
      Common share stock options       2,588,272       1,479,039
                                     ===========     ===========

3.    STOCK BASED COMPENSATION

      In accordance with CICA Handbook section 3870, "Stock-based Compensation and Other Stock-based Payments", the Company discloses pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method.

            Had the Company determined compensation expense based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's earnings per share would have been reported as the pro forma amounts indicated below. The pro forma disclosure omits the effects of awards granted before fiscal years beginning on or after January 1, 2002.

                                                   Three months      Six months
                                                  ended June 30,  ended June 30,
                                                           2003            2003
                                                      ---------       ---------
      Net earnings, as reported                       $  11,630       $  22,560
      Stock-based compensation expense                      915           1,465
                                                      ---------       ---------
      Pro forma net earnings                          $  10,715       $  21,095
                                                      =========       =========

      Basic earnings per share, as reported           $    0.21       $    0.41
      Effect of stock-based compensation expense           0.02            0.03
                                                      ---------       ---------
      Pro forma basic earnings per share              $    0.19       $    0.38
                                                      =========       =========

      Diluted earnings per share, as reported         $    0.21       $    0.40
      Effect of stock-based compensation expense           0.02            0.02
                                                      ---------       ---------
      Pro forma diluted earnings per share            $    0.19       $    0.38
                                                      =========       =========

      The weighted average estimated fair value at the date of the grant for options granted during the six months ended June 30, 2003 was $5.56 per share (2002 - $5.28).

      The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

                                                              2003           2002
                                                           -------       -------
      Risk-free interest rate                                 4.0%           4.0%
      Dividend yield                                          1.0%         0.768%
      Volatility factor of the future expected market
        price of common shares                                 57%            60%
      Weighted average expected life of the options        5 YEARS       5 years


cinram  11  2003

      For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

4.    EARNINGS PER SHARE:

      The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

      (all figures in 000s)            Three months ended June 30,   Six months ended June 30,
      ---------------------            ---------------------------   -------------------------
                                                2003          2002          2003          2002
                                            --------      --------      --------      --------
      Earnings available to
        common shareholders                 $ 11,630      $  7,575      $ 22,560      $ 11,560

      BASIC EARNINGS PER SHARE
      Weighted average number
        of shares outstanding                 55,450        54,973        55,324        54,914
      Basic earnings per share              $   0.21      $   0.14      $   0.41      $   0.21

      DILUTED EARNINGS PER SHARE
      Weighted average number
        of shares outstanding                 55,450        54,973        55,324        54,914
      Dilutive effect of stock options
        and warrants                             661           369           410           263
                                            --------      --------      --------      --------
      Adjusted weighted average
        number of shares outstanding          56,111        55,342        55,734        55,177
      Diluted earnings per share            $   0.21      $   0.14      $   0.40      $   0.21
                                            ========      ========      ========      ========

5.    SEGMENTED INFORMATION:

      The Company has two reportable business segments, being audio/ROM replication/duplication and home video replication/duplication.

            The audio/ROM replication/duplication segment manufactures audio cassettes, CDs and CD-ROMs and the home video replication/duplication segment manufactures video cassettes and DVDs.

            The accounting policies of the segments are the same as those described in the summary of accounting policies to the December 31, 2002 audited consolidated financial statements. The Company evaluates segment performance based on earnings before interest expense, investment income and income taxes.

      INDUSTRY SEGMENTS:                                            SIX MONTHS ENDED JUNE 30, 2003
      ------------------               -----------------------------------------------------------
                                           AUDIO/ROM      HOME VIDEO
                                        REPLICATION/    REPLICATION/
      2003                               DUPLICATION     DUPLICATION          OTHER          TOTAL
      ----                              ------------    ------------     ----------     ----------
      REVENUE FROM
        EXTERNAL CUSTOMERS                $   80,645      $  246,703     $   59,946     $  387,294
      EARNINGS BEFORE INTEREST
        EXPENSE, INVESTMENT INCOME
        AND INCOME TAXES                       2,264          31,378            945         34,587
      TOTAL ASSETS                           204,784         463,174         74,870        742,830
      AMORTIZATION OF CAPITAL ASSETS           8,214          22,218          3,295         33,727

      CAPITAL EXPENDITURES                     1,611          37,067          2,590         41,268
                                          ----------      ----------     ----------     ----------


                                                                cinram  12  2003

                               Three and six months ended June 30, 2003 and 2002 (unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (continued)

      INDUSTRY SEGMENTS:                                          THREE MONTHS ENDED JUNE 30, 2003
      ------------------                ----------------------------------------------------------
                                           AUDIO/ROM      HOME VIDEO
                                        REPLICATION/    REPLICATION/
      2003                               DUPLICATION     DUPLICATION          OTHER          TOTAL
      ----                              ------------    ------------     ----------     ----------
      REVENUE FROM
        EXTERNAL CUSTOMERS                $   40,888      $  125,568     $   25,732     $  192,188
      EARNINGS BEFORE INTEREST
        EXPENSE, INVESTMENT INCOME
        AND INCOME TAXES                         986          15,505            449         16,940
      TOTAL ASSETS                           204,786         463,174         74,870        742,830
      AMORTIZATION OF CAPITAL ASSETS           4,001          11,524          1,576         17,101
      CAPITAL EXPENDITURES                     1,578          26,387          2,446         30,411
                                          ----------      ----------     ----------     ----------

      Industry segments:                                            Six months ended June 30, 2002
      ------------------                ----------------------------------------------------------
                                           Audio/ROM      Home Video
                                        replication/    replication/
      2002                               duplication     duplication          Other          Total
      ----                              ------------    ------------     ----------     ----------
      Revenue from
        external customers                $  107,986      $  207,435     $   37,582     $  353,003
      Earnings before interest
        expense, investment income
        and income taxes                       4,294          13,526            268         18,088
      Total assets                           219,301         424,027         83,368        726,696
      Amortization of capital assets          10,411          19,998          3,624         34,033
      Capital expenditures                     1,885          24,610          3,032         29,527
                                          ----------      ----------     ----------     ----------

      Industry segments:                                          Three months ended June 30, 2002
      ------------------                ----------------------------------------------------------
                                           Audio/ROM      Home Video
                                        replication/    replication/
      2002                               duplication     duplication          Other          Total
      ----                              ------------    ------------     ----------     ----------
      Revenue from
        external customers                $   55,739      $   95,791     $   20,040     $  171,570
      Earnings before interest
        expense, investment income
        and income taxes                       2,857           8,794            251         11,902
      Total assets                           219,301         424,027         83,368        726,696
      Amortization of capital assets           5,786          10,177          2,071         18,034
      Capital expenditures                     1,477          22,233          1,430         25,140
                                          ----------      ----------     ----------     ----------



cinram  13  2003

      GEOGRAPHIC SEGMENTS:                               SIX MONTHS ENDED JUNE 30, 2003 AND 2002
      --------------------      ----------------------------------------------------------------
                                                UNITED
      2003                        CANADA        STATES        FRANCE         OTHER         TOTAL
      ----                      --------      --------      --------      --------      --------
      REVENUE FROM
        EXTERNAL CUSTOMERS      $ 77,939      $217,527      $ 58,804      $ 33,024      $387,294
      CAPITAL ASSETS
        AND GOODWILL              77,222       186,868        37,740         2,463       304,293

                                                United
      2002                        Canada        States        France         Other         Total
      ----                      --------      --------      --------      --------      --------
      Revenue from
        external customers      $ 70,845      $182,678      $ 55,099      $ 44,381      $353,003
      Capital assets
        and goodwill              65,839       200,822        37,434        14,760       318,855

      GEOGRAPHIC SEGMENTS:                             THREE MONTHS ENDED JUNE 30, 2003 AND 2002
      --------------------      ----------------------------------------------------------------
                                                UNITED
      2003                        CANADA        STATES        FRANCE         OTHER         TOTAL
      ----                      --------      --------      --------      --------      --------
      REVENUE FROM
        EXTERNAL CUSTOMERS      $ 34,974      $111,105      $ 29,940      $ 16,169      $192,188
      CAPITAL ASSETS
        AND GOODWILL              77,222       186,868        37,740         2,463       304,293

                                                United
      2002                        Canada        States        France         Other         Total
      ----                      --------      --------      --------      --------      --------
      Revenue from
        external customers      $ 37,990      $ 83,930      $ 28,704      $ 20,946      $171,570
      Capital assets
        and goodwill              65,839       200,822        37,434        14,760       318,855

6.    SUBSEQUENT EVENT

      On July 18, 2003, Cinram International Inc. entered into a definitive agreement with AOL Time Warner Inc. to acquire its DVD and CD manufacturing and physical distribution businesses, together with certain related businesses, in the U.S. and Europe for approximately US$1.05 billion in cash. As part of the acquisition, Cinram will enter into exclusive long term contracts with Warner Home Video, Warner Music Group and New Line Cinema to manufacture, print, package and physically distribute their DVDs and CDs in North America and Europe. The acquisition is subject to applicable regulatory approvals and other customary closing conditions and is expected to close in October of 2003. The Company has secured committed bank facilities aggregating US$1.2 billion which will be used to fund the acquisition and for other corporate purposes.



                                                                cinram  14  2003

           (CINRAM LOGO)  CINRAM INTERNATIONAL INC.

                          CORPORATE HEAD OFFICE
                          2255 Markham Road
                          Toronto, Ontario, Canada M1B 2W3
                          Telephone (416) 298-8190
                          Fax (416) 298-0612
                          www.cinram.com